                      Filed by Board of Trade of the City of Chicago (CBOT) Subject Company - Board of Trade of the City of Chicago Pursuant to Rule 425 under the Securities Act of 1933 File No. 132-01854

The following letter and attachments thereto were distributed to CBOT members and membership interest holders on June 29, 2000.

                                 June 29, 2000

Dear Fellow Members,

     The attached is for your information.


                                                Sincerely,

                                                /s/ David P. Brennan
                                                David P. Brennan

Email:         restructuring@cbot.com
               ----------------------
Hotline:       (847) 326-0926
Phone:         (312) 347-5102
Fax:            (312) 341-5810
Mail:           CBOT Restructuring
                4015 Board of Trade Building
                Chicago, IL  60604


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

                                                        June 29, 2000

BY MESSENGER

Mr. William J. Brodsky, Chairman & CEO
Mr. Thomas A. Bond, Vice Chairman
Mr. Edward Joyce, President
Chicago Board Options Exchange
LaSalle at Van Buren
Chicago, IL  60605

Dear Bill, Tom and Ed:

We have received a copy of the Information Circular you issued today. We note that CBOE seems now to be taking the position that Step One of our restructuring, our reincorporation in Delaware, would not result in the extinguishment of the Exerciser Right. Since our Membership has now resoundingly voted in support of Step One, we are pleased that CBOE now apparently accepts our position that reincorporation in Delaware will not jeopardize the Exerciser Right. We would appreciate written confirmation of your position, as well as of your agreement to take no steps that purport to extinguish the Exerciser Right as a result of Step One, as a showing of your continued good faith, by the close of business today to remove any ambiguity or uneasiness among our mutual members. We agree with your conclusion that to do otherwise "would not be in the interest of fair and orderly markets on the CBOE."

                                                        Sincerely,

                                                        /s/ David P. Brennan
                                                        David P. Brennan


The CBOT urges its members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

[CBOE LOGO]
------------------------------
CHICAGO BOARD OPTIONS EXCHANGE
------------------------------

                                                    Information Circular IC00-64


Date:         June 29, 2000

To:           The Membership

From:         The Office of the Chairman

Re:           Clarification of Status of CBOE Exercise Rights


Yesterday, the Members of the Chicago Board of Trade ("CBOT") voted to reincorporate in Delaware as the first step in the demutualization of their exchange. In the interest of keeping the membership informed we are distributing this circular regarding the status of CBOT exercisers.

The CBOT vote, itself, has no direct effect on the exercise right. What the vote accomplishes is that it allows CBOT management to reincorporate in Delaware, paving the way for the subsequent steps of their demutualization. Although CBOE believes that reincorporation of CBOT as a Delaware corporation is inconsistent with the exercise right, it is not CBOE's intention to bar CBOT exercisers from the CBOE trading floor at this time. This would not be in the interest of fair and orderly markets on the CBOE. However, it remains CBOE's position that the planned demutualization, as described in the CBOT's materials, will cause the exercise right to be extinguished. CBOE has not waived any of its legal arguments and will exert those arguments if and when necessary.

It is our immediate intention to continue to negotiate with the CBOT over the next several weeks in the hope that we can jointly develop a permanent resolution to the relationship between our exchanges. We will keep you informed of developments. If you have any questions or comments please don't hesitate to contact us.

William J. Brodsky                 Thomas A. Bond              Edward Joyce
Chairman and CEO                   Vice Chairman               President
(312) 786-7001                     (312) 786-7088              (312) 786-7310
brodsky@cboe.com                   bond@cboc.com               joyce@cboe.com



400 South LaSalle Street        Chicago, Illinois 60605-1023        www.cboe.com

                                  *  *  *  *

The following press release and attachments thereto were distributed on June 29, 2000.

For Immediate Release                               David P. Prosperi
                                                    (312) 435-3621


          CHICAGO, June 29-- The attached letters were distributed this morning to the CBOT membership by Chairman David Brennan.


                                    # # # #


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                                        June 29, 2000

BY MESSENGER

Mr. William J. Brodsky, Chairman & CEO
Mr. Thomas A. Bond, Vice Chairman
Mr. Edward Joyce, President
Chicago Board Options Exchange
LaSalle at Van Buren
Chicago, IL  60605

Dear Bill, Tom and Ed:

We have received a copy of the Information Circular you issued today. We note that CBOE seems now to be taking the position that Step One of our restructuring, our reincorporation in Delaware, would not result in the extinguishment of the Exerciser Right. Since our Membership has now resoundingly voted in support of Step One, we are pleased that CBOE now apparently accepts our position that reincorporation in Delaware will not jeopardize the Exerciser Right. We would appreciate written confirmation of your position, as well as of your agreement to take no steps that purport to extinguish the Exerciser Right as a result of Step One, as a showing of your continued good faith, by the close of business today to remove any ambiguity or uneasiness among our mutual members. We agree with your conclusion that to do otherwise "would not be in the interest of fair and orderly markets on the CBOE."

                                                        Sincerely,

                                                        /s/ David P. Brennan
                                                        David P. Brennan



The CBOT urges its members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

[CBOE LOGO]
------------------------------
CHICAGO BOARD OPTIONS EXCHANGE
------------------------------

                                                    Information Circular IC00-64


Date:         June 29, 2000

To:           The Membership

From:         The Office of the Chairman

Re:           Clarification of Status of CBOE Exercise Rights


Yesterday, the Members of the Chicago Board of Trade ("CBOT") voted to reincorporate in Delaware as the first step in the demutualization of their exchange. In the interest of keeping the membership informed we are distributing this circular regarding the status of CBOT exercisers.

The CBOT vote, itself, has no direct effect on the exercise right. What the vote accomplishes is that it allows CBOT management to reincorporate in Delaware, paving the way for the subsequent steps of their demutualization. Although CBOE believes that reincorporation of CBOT as a Delaware corporation is inconsistent with the exercise right, it is not CBOE's intention to bar CBOT exercisers from the CBOE trading floor at this time. This would not be in the interest of fair and orderly markets on the CBOE. However, it remains CBOE's position that the planned demutualization, as described in the CBOT's materials, will cause the exercise right to be extinguished. CBOE has not waived any of its legal arguments and will exert those arguments if and when necessary.

It is our immediate intention to continue to negotiate with the CBOT over the next several weeks in the hope that we can jointly develop a permanent resolution to the relationship between our exchanges. We will keep you informed of developments. If you have any questions or comments please don't hesitate to contact us.

William J. Brodsky                 Thomas A. Bond              Edward Joyce
Chairman and CEO                   Vice Chairman               President
(312) 786-7001                     (312) 786-7088              (312) 786-7310
brodsky@cboe.com                   bond@cboc.com               joyce@cboe.com



400 South LaSalle Street        Chicago, Illinois 60605-1023        www.cboe.com

                                  *  *  *  *

The following e-mail was distributed to CBOT Employees on June 29, 2000.

June 29, 2000


TO:  All Employees

FR:  Dennis Dutterer

RE:  Results of Membership Vote on Initial Step of Our Restructuring

Yesterday, the members of the CBOT voted overwhelmingly in favor of re-incorporating the Exchange as a Delaware non-stock, not-for-profit corporation. Their endorsement of the first step of the Board of Directors' restructuring strategy puts us in a position to facilitate the CBOT's future restructuring efforts.

As I said in our press release last night, I believe this is the dawn of a new era for the CBOT. There is much work left to do, and our management team will continue to work with the Board of Directors and the Implementation Committee to develop the remaining terms of the overall restructuring.

I plan to continue my twice-weekly meetings throughout the summer with various groups of employees. I believe there will be a role for many of our employees in the two new entities, and I will want to continue our dialogue so we can discuss the future direction of the Chicago Board of Trade. In the interim, I am always available via e-mail at ddut72. Thank you again for the work you are doing on behalf of the members and markets of the CBOT.

================================================================================

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                  *  *  *  *

    The following letter was distirbuted to a CBOT member on June 29, 2000.


                         June 29, 2000


 John Oliver Lavender
 311 Rosewood Avenue
 Winnetka, IL  60093

 Dear Mr. Lavender:

 Thank you for your letter of June 18 and for your thoughts on the CBOT's restructuring strategy. All of us agree that the Chicago Board of Trade must change its governance model if we are to remain competitive and ensure the future growth of our markets. The restructuring strategy as approved by the Board of Directors puts your Exchange on that path for growth and future success.

 This plan was chosen because it best met the following criteria: maximize membership value, helps to enable the CBOT to remain the center of liquidity for its existing and new products, enhance the corporate governance structure, best position the CBOT for the future, and can be successfully implemented.
 The membership's overwhelming approval to reincorporate the CBOT in Delaware as a Delaware non-stock, not-for-profit corporation is a necessary first step for restructuring.

 Your Board of Directors believes the execution of this restructuring initiative will best position the Chicago Board of Trade for future industry leadership and success. We have much work to do before our members are asked to vote on the overall restructuring strategy, and I am confident we will have further opportunities for members to share their views on the future direction of our Exchange.

                                          Sincerely,

                                          /s/ David P. Brennan
                                          David P. Brennan

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994. Attention:
Office of the Secretary, Telephone (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

                                    * * * *